File No. 2311-4
August 1, 2007
Via FedEx and Edgar
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Amendment No. 9 to Preliminary Proxy Statement on Schedule 14A
Filed July 5, 2007
File No. 001-32845
Dear Mr. Reynolds:
     On behalf of our client, General Finance Corporation (“General Finance”), we are responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter, dated July 31, 2007, to Ronald F. Valenta of General Finance regarding the above-referenced preliminary Proxy Statement. As in our previous response letters, we have set forth below each of the Staff’s numbered comments, followed by General Finance’s response. Concurrently with the delivery of this letter, General Finance is filing via EDGAR Amendment No. 10 to Schedule 14A setting forth its amended preliminary Proxy Statement reflecting the changes made in response to the Staff’s comments. A copy of the amended preliminary Proxy Statement, marked to show changes, is enclosed for your convenience.
     References in this letter to the “Proxy Statement” mean the amended preliminary Proxy Statement contained in Amendment No. 10 to Schedule 14A. Unless otherwise indicated, all page references in this letter refer to such Proxy Statement. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.
     In addition to the changes made in response to the Staff’s comments, the Proxy Statement updates the stock price and related information contained in the previous amended preliminary Proxy Statement. In General Finance’s view, none of the updated information reflects a material change from the information in the previous amended preliminary Proxy Statement. Supplementally, please note that General Finance has not yet established the new date for the Special Meeting, which it undertakes to do in the definitive Proxy Statement.
     Except as otherwise noted in this letter, the information provided in response to your letter has been supplied by General Finance, which is solely responsible for it. General Finance has changed or supplemented some of the disclosures in the previous amended preliminary

Mr. John Reynolds
August 1, 2007

Proxy Statement in cooperation with the Staff’s comments; however, the changes reflected in the Proxy Statement, and any changes implemented in future filings should not be taken as an admission that the prior disclosures were in any way deficient.
Compensation Discussion and Analysis, page 97
1.	Please include the 2006 fiscal year end, since this information was included voluntarily in the prior amendment to the proxy statement. The transitional rules to not apply when the company has voluntarily provided prior year information consistent with the revised executive compensation rules.

We have reincorporated the 2006 information in the “Compensation Discussion and Analysis” on pages 97 through 100 and in the “Summary Compensation” table on page 101.

2.	We note that the board directed Godfrey to review the compensation of certain Australian companies. If the company benchmarked the compensation of the CEO to these companies, clearly identify the companies and clarify how you benchmarked to these companies. See Item 402(b)(2)(xiv) of Regulation S-K. If you did not benchmark to these companies clarify the role these companies played in determining the compensation for the CEO.

We have described on page 98 Godfrey’s survey of comparable companies in its executive compensation review for RWA. Supplementally, we enclose herewith a listing of the companies surveyed by Godfrey. As noted on page 98, Godfrey did not utilize any specific compensation benchmarks in its review. For this reason, and because the 38 companies are all listed companies on the Australian Stock Exchange, we believe that the identity of the specific companies is not material to an understanding of RWA’s past compensation practices as a closely-held Australian company or to a stockholder’s understanding of the proposed acquisition.
Cash Bonus Program, page 99
3.	Specify the key performance indicators for each named executive officer and clarify the impact these indicators have upon the determination of the annual cash bonus for each named executive officer.

We have disclosed in footnotes to the “Grants of Plan-Based Awards” table on page 101 the principal key performance indicators for each of the named executive officers and explained the relationship between the achievement of these indicators and the bonuses of each of the named executive officers.

Mr. John Reynolds
August 1, 2007

4.	We reissue comment eight from our letter dated July 2, 2007. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn their cash bonuses. Please discuss the specific performance targets used to determine incentive amounts. If you believe such information is confidential, provide your analysis supplementally. To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. We may have further comment.

See our response to comment 3, above. We have disclosed in footnotes to the “Grants of Plan-Based Awards” table on page 101 the portion of the executive’s cash bonuses that is dependent upon RWA’s achievement of targeted EBITDA, which varies from executive to executive. The specific EBITDA targets for 2006 and 2007 are internal targets only, and are confidential and have not been disclosed publicly by RWA. RWA’s competitors also do not publicly disclose this or any similar information, and to require General Finance to do so in the Proxy Statement would result in significant competitive harm to RWA and General Finance. Under these circumstances, Item 402(b) permits these specific targets to be omitted. As requested and as previously disclosed on page 100, we have noted that management of RWA expects that RWA will achieve at least 90% of its 2007 target EBITDA.
Cash Bonus Program 99
5.	We note that you have established a target cash bonus. It is unclear why there is not a grants table, as this would appear to be a non-equity incentive plan award.

We have revised the “Summary Compensation Table” on page 101 to include a column for “Non-Equity Incentive Compensation” rather than the former “Cash Bonuses” column. As noted, there were no cash bonuses paid in 2006, and any payments for fiscal 2007 have not yet been determined. We also have added page 101 a “Grants of Plan-Based Awards” table as requested.

Mr. John Reynolds
August 1, 2007

Equity-Based Incentives, page 100
6.	Clarify how the company determined the amount of options granted. See Item 402(b)(1)(v) of Regulation S-K.

We previously disclosed that the stock option awards were determined by the board of directors of RWA in consultation with senior management and the individual executive officers. We have clarified on page 100 that the amount of the option grants were determined arbitrarily. We also have clarified on page 100 how the separate option grant to Mr. McCann from Equity Partners was determined. We also have noted on page 100 that all of the options have been terminated and paid out as described in the “Options Exercised” table.
Director Compensation, page 102
7.	Add a narrative to the director compensation table discussing the standard compensation arrangements, etc. See Item 402(k)(3) of Regulation S-K.

We have added this narrative discussion on page 103 of the Proxy Statement.
Future Compensation Policies and Procedures, page 102
8.	Add clear disclosure discussing any payments or other benefits to the named executives that have resulted or will result from the business combination — for example, the payments for the options.

As we have clarified on page 104 of the Proxy Statement that there are no payments or other benefits to the named executive officers that have resulted or will result from the acquisition of Royal Wolf other than the payments previously disclosed in the “Options Exercised” table on page 102.

9.	Clarify how your compensation policy and procedures will change as a result of the business combination.

We have clarified on page 104 of the Proxy Statement that General Finance intends to continue the existing compensation arrangements of the RWA named executive officers for the foreseeable future, and that the named executive officers are expected to participate in General Finance’s stock option plan. We also have clarified that no decisions have been made with respect to option grants or other future compensation of the RWA executive officers.

Mr. John Reynolds
August 1, 2007

Pro Forma Financial Statements, page 73
10.	We note your disclosure indicating that you will determine the estimated fair values of assets and liabilities in accordance with SFAS 141 with the assistance of third party valuation specialists. Please confirm that to the extent that reference is made to the use of a valuation specialist or other expert in a registration statement or Exchange Act report, you will identify the expert used and file the consent of the expert as an Exhibit to the registration statement or Exchange Act report, as applicable.

General Finance hereby undertakes to include in its future filings the requisite disclosures and written consent with respect to any valuation advisor or other expert.
* * *
     Please direct any remaining questions and comments regarding the foregoing to me at the telephone or fax number set forth above.

Very truly yours,
/s/ Dale E. Short

cc:	David Walz (SEC)
Terrence O’Brien (SEC)
Ronald F. Alper (SEC)
Pamela Howell (SEC)
Alan B. Spatz, Esq.

ASX Listed Company Benchmark

SDI Limited
National Can Industries Limited
HGL Limited
Ausdrill Limited
CDS Technologies Limited
Willmott Forests Limited
Ariadne Australia Limited
Gale Pacific Limited
Devine Limited
Rock Building Society
AAV Limited
Oroton International Limited
Citect Corporation Limited
Peplin Biotech Limited
Adtrans Group Limited
Antares Energy Limited
Betcorp Limited
Schaffer Corporation
Danks Holdings Limited
Starpharma Holdings limited
Green’s Food Limited
Lighting Corporation Limited
Plaspak Group Limited
Agenix Limited
MXL Limited
Unilife Medical Solutions Limited
Circadian Technologies Limited
Catalyst Recruitment Systems Limited
Orbital Engine Corporation Limited
Occupational & Medical Innovations Limited
Adacel Technologies Limited
Multiemedia Limited
Kresta Holdings Limited
HomeLeisure Limited
Compumedics Limited
Polartechnics Limited
QPSX Limited